UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

August 2017

RADA ELECTRONIC INDUSTRIES LIMITED

(Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

RADA ELECTRONIC INDUSTRIES LTD.

EXPLANATORY NOTE

On August 18, 2017, RADA Electronic Industries Ltd. (the “Company”) entered into agreements with several Israeli institutional investors pursuant to which the institutional investors will purchase an aggregate of 4,604,500 ordinary shares of the Company (the “Shares”) at a price per share of $2.15 . Each Israeli institutional investor signed an Ordinary Shares Purchase Form (the “Agreement”).

The Shares will be issued pursuant to the Company’s previously filed and effective Registration Statement on Form F-3 (File No. 333-212643). On July 22, 2016, the Company filed a base Prospectus and on August 21, 2017, the Company filed a Prospectus Supplement relating to the offering with the Securities and Exchange Commission. This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The form of Agreement is filed as Exhibit 99.1 to this Report. The description of the Agreement does not purport to be complete, and is qualified in its entirety by reference to the Agreement filed herewith as an exhibit to this Report. The form of Agreement is a translation of the agreement in the original Hebrew language and the Hebrew version is the only binding version.

Exhibits

99.1	Ordinary Shares Purchase Form dated August 18, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By:	/s/ Dov Sella
Dov Sella
Chief Executive Officer

Date: August 21, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Ordinary Shares Purchase Form dated August 18, 2017